SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant

to Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant to Rule 13d-2

(Amendment No.         )*

First South Bancorp, Inc.

(Name of Issuer)

common stock, without par value

(Title of Class of Securities)

33646D102

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33646D102	13G	Page 2 of 4

1)	Names of Reporting Persons Chandrakant V. Shanbhag
2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 103,945
6) Shared Voting Power 54,360
7) Sole Dispositive Power 103,945
8) Shared Dispositive Power 54,360

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 158,305 shares
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11)	Percent of Class Represented by Amount in Row 9 7.3%
12)	Type of Reporting Person (see instructions) IN

CUSIP No. 33646D102	13G	Page 3 of 4

Item 1.	(a)	Name of Issuer:

First South Bancorp, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1450 John B. White Sr. Boulevard, Spartanburg, South Carolina 29306

Item 2.	(a)	Name of Person Filing:

Chandrakant V. Shanbhag

	(b)	Address of Principal Business Office or, if none, Residence:

D.C. Motors and Control, Inc. 4250 S. Church St. Roebuck, South Carolina 29376

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

common stock, no par value

	(e)	CUSIP Number:

33646D102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act 912 U.S.C. 1813)

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

	(a)	Amount beneficially owned:

158,305

	(b)	Percent of class:

7.3%

	(c)	Number of securities as to which the person has:

(i) sole power to vote or to direct the vote:

103,945

(ii) shared power to vote or to direct the vote:

54,360

(iii) sole power to dispose or to direct the disposition of:

103,945

(iv) shared power to dispose or to direct the disposition of:

54,360

Item 5.	Ownership of Five Percent or Less of a Class

not applicable

CUSIP No. 33646D102	13G	Page 4 of 4

Item 6.	Ownership of More than Five Percent on Behalf of Another Person not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company or Control Person not applicable

Item 8.	Identification and Classification of Members of the Group

not applicable

Item 9.	Notice of Dissolution of Group

not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 21, 2008

By:	/s/ Chandrakant V. Shanbhag
Chandrakant V. Shanbhag